Brian Lee Partner brian.lee@dentons.com D +1 212 768 6926	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

Brian Lee

Partner

January 7, 2021

Asia Timmons-Pierce, Esq. Jay Ingram, Esq. United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, N.E. Washington, DC 20549-3010

Re:	Big Cypress Acquisition Corp.
Registration Statement on Form S-1
Filed December 7, 2020
File No. 333-251178

Dear Ms. Timmons-Pierce and Mr. Ingram:

By your letter dated January 7, 2021 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed on January 4, 2021 by our client, Big Cypress Acquisition Corp. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Concurrently herewith, we are filing Amendment No. 2 to the Registration Statement (the “Amendment”) electronically via the EDGAR system. The changes made in the Amendment reflect the responses of the Comment to the Staff’s comments as set forth in the SEC Letter.

The Company has asked us to convey the following as its responses to the Staff.

Cover Page

1.	We note your response to comment 2 of our prior letter. We note your revised disclosure that after the completion of the offering and the private placement, your sponsor and Ladenburg and certain of its employees will own approximately 20.72% and 1.65% of your issued and outstanding shares of common stock, respectively (including the placement shares). However, this appears inconsistent with your disclosure on page 11 and elsewhere that the sponsor will ownership percentage excludes the placement units. Please advise.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

United States Securities and Exchange Commission January 7, 2021 Page 2	dentons.com

Response:

We respectfully advise the Staff that the ownership percentages of 20.72% for our Sponsor and 1.65% for Ladenburg and certain of its employees are correct and not inconsistent. These percentages reflect their respective ownership percentages after the consummation of the public offering (assuming the over-allotment option is not exercised) and the concurrent private placement. Our disclosure on page 11 and elsewhere states that the founder shares and representative shares will be equal to 20% of the outstanding shares (excluding the placement units and the shares of common stock and warrants underlying the placement units). We have also made clear that the placement units include common stock and warrants, instead of referring to just underlying securities. Where appropriate, such as on page 11, we have added disclosure to state that “[a]fter the completion of the offering and the private placement, our sponsor and Ladenburg and certain of its employees will own approximately 20.72% and 1.65% of our issued and outstanding shares of common stock, respectively (including the placement shares and assuming they do not purchase any units in this offering).”

General

2.	Your disclosure that your amended and restated certificate of incorporation will designate the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 is not reflected in Article XII of your amended and restated certificate of incorporation. Please ensure that your disclosure accurately reflects the scope of Article XII of your amended and restated certificate of incorporation.

Response:

The Company respectfully advises the Staff that it has revised the disclosure to accurately reflect Article XII of the amended and restated certificate of incorporation. Please see pages 57 and 127 of the Amendment.

General

3.	We note your disclosure that the exclusive forum provision in your warrant agreement does not apply to actions arising under the Exchange Act. If Please also ensure that the provision in the warrant agreement states this clearly.

Response:

The Company respectfully advises the Staff that it has revised the warrant agreement to reflect this disclosure. As such no changes have been made to the disclosure previously set forth in the Registration Statement. Please see Section 9.3 on page 14 of the warrant agreement filed as Exhibit 4.4 together with the Amendment.

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United States Securities and Exchange Commission January 7, 2021 Page 3	dentons.com

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee

Brian Lee
Partner

cc:	Samuel J. Reich
Big Cypress Acquisition Corp.